COOPER TIRE & RUBBER COMPANY
701 Lima Avenue • Findlay, OH 45840

BRADLEY E. HUGHES vice president chief financial officer	419.424.4320
June 16, 2010
BY EDGAR
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4631
Attention:	Mr. John Hartz Senior Assistant Chief Accountant Mail Stop 4631
RE:	Cooper Tire & Rubber Company Form 10-K for the Fiscal Year Ended December 31, 2009 Definitive Proxy Statement on Schedule 14A filed March 24, 2010 File No. 001-04329
Ladies and Gentlemen:
Reference is made to the letter dated May 19, 2010 setting forth the Staff’s comments relating to the above referenced reports filed by Cooper Tire & Rubber Company (the “Company”). Set forth below are the Staff’s comments and the Company’s responses.
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17
2009 versus 2008, page 19
Comment 1
In future filings, please quantify the material underlying components of the changes in your consolidated net sales, operating profit, other-net, and income tax provision. With respect to the discussion of your income tax provision, please also consider the changes in the material reconciling items in your rate reconciliation, as disclosed on page 48. See Section 501.04 of the Codification of Financial Reporting Policies for guidance.

United States Securities and Exchange Commission
June 16, 2010

Response:
In future filings, the Company will quantify the material underlying components of the changes in its consolidated net sales, operating profit, other-net, and income tax provision on a consolidated basis in addition to existing quantification of changes in net sales and operating profit within segment discussion and analysis.
North American Tire Operations Segment, page 23
2009 versus 2008, page 22
Comment 2
Please disclose in future filings the reason(s) that the North American Tire Operations segment’s unit shipments of total light vehicle tires decreased by a greater percentage than that experienced by all members of the RMA and the total industry.
Response:
In future filings, the Company will disclose, to the extent they are factual and can be verified, the reason(s) that the North American Tire Operations shipment of total light vehicle tires vary from the experience of all members of the RMA and the total industry. The Company does not have access to details of its competitors actions which in total yield the RMA and industry trends. However, in the past the Company has provided disclosures such as, “Volumes in the segment decreased more significantly than the industry due to greater weakness in the private label portion of the industry of which the segment has a significant portion of its sales” and will continue to provide such disclosure to the extent factual and verifiable.
Critical Accounting Policies, page 29
Income Taxes, page 30
Comment 3
You state that a full valuation allowance has been maintained against your net U.S. deferred tax position at December 31, 2009 since you “cannot assure the utilization of these assets before they expire.” Additionally, on page 42, you disclose that a valuation allowance is recognized if it is “anticipated that some or all of a deferred tax asset may not be realized.” In this regard, please revise your language in future filings to state, if true, that you provide a valuation allowance when it is “more likely than not” that some portion of your deferred tax asset may not be realized. See FASB ASC 740-10-305(e).

United States Securities and Exchange Commission
June 16, 2010

Response:
In future filings, the Company will revise its language describing the need for a valuation allowance when it is “more likely than not” that some portion of its deferred tax asset may not be realized, within the reasonably foreseeable future, to be consistent with the guidance in FASB ASC 740-10-305(e).
Item 8. Financial Statements and Supplementary Data, page 34
Consolidated Statements of Stockholders’ Equity, page 37
Comment 4
Please confirm to us that there are no other comprehensive income (loss) items related to your Non-Controlling Shareholders’ Interests in consolidated subsidiaries. Please also address why there appears to be no currency translation adjustment for Cooper Chengshan. Please refer to FASB ASC 810-10-50-1A(c) for guidance.
Response:
The Company’s Noncontrolling Shareholders’ Interests in Consolidated Subsidiaries consists of the following:
Cooper Chengshan — 49% ownership; established in 2006
Cooper Kenda — 50% ownership; established in 2006
Cooper Mexico — 50% ownership; established in 2007
Based upon a detailed review, the Company has determined that a portion of the Currency Translation Adjustment recorded in Comprehensive Income (Loss) and Cumulative Other Comprehensive Income (Loss) should have been attributed to the Noncontrolling Shareholders’ Interests in the above entities in the Company’s financial statements. There are no other components of Comprehensive Income (Loss) other than the Currency Translation Adjustment that would be attributable to the Noncontrolling Shareholders’ Interests in Consolidated Subsidiaries.
As a result of the foregoing determination, the Company has conducted a materiality assessment based upon the guidance provided in SEC Staff Accounting Bulletin 108/99 (“SAB 108”) to assess the materiality of the impact of attributing a portion of the Currency Translation Adjustment to Noncontrolling Shareholders’ Interests. In summary, based on a review and analysis of materiality as more fully discussed below, while the Company has determined that it will restate its financial statements to correct for this error in future filings with the Commission, it does not believe that an amendment of its Form 10-K for the latest fiscal year is necessary on the basis that the restatement is not considered material to investors such that an amendment of the most recent Form 10-K is warranted.

United States Securities and Exchange Commission
June 16, 2010

Quantitative Factors
The Company has properly reflected the assets and liabilities of the Company in their reporting currency for all periods presented and these financial statement lines are not affected by the matter referenced above. The balance sheet restatement involves only the reclassification of amounts within the Total Stockholders’ Equity caption and would not change Total Stockholders’ Equity. The impact of attributing a portion of the cumulative currency translation adjustment to the Noncontrolling Shareholders’ Interests is as follows:

	2009	2008	2007

Cumulative currency translation gains attributable to Noncontrolling Shareholders’ Interests (in 000’s )	$14,522	$14,348	$7,737

% of Total Parent Stockholders’ Equity	-4.2%	-4.9%	-1.0%

% of Cumulative Other Comprehensive Income (Loss)	3.2%	3.2%	3.8%

% of Total Stockholders’ Equity (included for informational purposes as Total Stockholders’ Equity is not affected)	3.1%	3.8%	.9%
The currency translation adjustment described above also has no impact on the Consolidated Statements of Operations or Consolidated Statements of Cash Flows or total Comprehensive Income (Loss) for any of the years presented. The restatement impacts the allocation of Comprehensive Income (Loss) between the Parent and the Noncontrolling Shareholders’ Interest as presented in the Consolidated Statements of Stockholders’ Equity. The impact of attributing a portion of the annual currency translation adjustment to the Noncontrolling Shareholders’ Interests portion of Comprehensive Income (Loss) is as follows:

	2009	2008	2007

Annual currency translation gains attributable to Noncontrolling Shareholders’ Interests (in 000’s)	$174	$6,611	$5,780

% of Parent Comprehensive Income (Loss)	-.4%	1.4%	-2.9%

% of Total Comprehensive Income (Loss) (included for informational purposes as total Comprehensive Income (Loss) is not affected)	.2%	-1.4%	2.8%

United States Securities and Exchange Commission
June 16, 2010

Quantitatively, the restatement is not material to Total Parent Stockholders’ Equity, Total Stockholders’ Equity, Total Parent Comprehensive Income (Loss) and Total Comprehensive Income (Loss) which the Company believes to be the most appropriate measures of materiality as considered by financial statement users. The Company has also given consideration to the certain qualitative factors below which also indicate the restatement is not material to a financial statement user.
Qualitative Factors
SAB 108 identifies certain qualitative considerations to take into account in assessing the materiality of an error. The Company has concluded that the misstatement did not have any impact on earnings or earnings per share and, therefore, did not mask a change in earnings trends or change a previously reported loss into income or vice versa, hide a failure to meet analysts’ expectations, or have an impact on the Company’s operations. The misstatement also did not involve the concealment of an unlawful transaction, did not affect management compensation, and did not affect compliance with regulatory requirements or compliance with loan covenants or other contractual requirements. While the misstatement was subject to precise measurement as discussed above, it was not an intentional misstatement.
The Company believes, based on the above factors, the restatement is not material. Further, the Company proposes to include a retrospective restatement in its next quarterly filing accompanied by complete footnote disclosure discussing the retrospective restatement. The Company believes that this treatment to retrospectively restate all prior periods presented in future filings is more preferable than recording a onetime entry in 2010 to reclassify the amount of accumulated foreign currency translation gains attributable to Noncontrolling Shareholders’ Interests from Cumulative Other Comprehensive Income (Loss) to Noncontrolling Shareholders’ Interests in Consolidated Subsidiaries as it provides for more comparative and transparent disclosures and does not attribute the impact of this error which occurred over time to the current period. The Company intends to include the following footnote disclosure in its next quarterly filing.
Restatement of Prior Period Financial Statements
During the second quarter of 2010, the Company performed a detailed review and determined a portion of the currency translation adjustment recorded in Other Comprehensive Income (Loss) and Cumulative Other Comprehensive Income (Loss) should be attributed to its Noncontrolling Shareholders’ Interests.
The Company performed an evaluation to determine if the correction of the attribution of the currency translation adjustment was material to any individual prior period, taking into account the requirements of SEC Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). Based on this analysis, the Company concluded the correction was not material to any individual period from 2007 to 2009 and, therefore, as provided by SAB No. 108, the correction does not require previously filed reports to be amended. The Company has provided details of the 2007, 2008 and 2009 financial statement amounts impacted by the restatement in this filing. Financial statements for the years ended December 31, 2008 and 2009 will be restated in the December 31, 2010 Annual Report on Form 10-K.

United States Securities and Exchange Commission
June 16, 2010

The tables below present the effect of the financial adjustments related to the restatement of the Company’s previously reported financial statements for the fiscal years ended December 31, 2007, 2008 and 2009 and for the three and six month periods ended June 30, 2009. There was no impact on the Consolidated Statements of Operations or Consolidated Statements of Cash Flows as a result of the correction.

	As Reported	Adjustments	As Restated
The effect of the restatement on the consolidated balance sheets is as follows:

December 31, 2007
Cumulative other comprehensive loss	$(205,677)	$(7,737)	$(213,414)
Total parent stockholders’ equity	792,291	(7,737)	784,554
Noncontrolling shareholders’ interests in consolidated subsidiaries	90,657	7,737	98,394

December 31, 2008
Cumulative other comprehensive loss	$(450,079)	$(14,348)	$(464,427)
Total parent stockholders’ equity	294,116	(14,348)	279,768
Noncontrolling shareholders’ interests in consolidated subsidiaries	86,850	14,348	101,198

December 31, 2009
Cumulative other comprehensive loss	$(455,750)	$(14,522)	$(470,272)
Total parent stockholders’ equity	345,330	(14,522)	330,808
Noncontrolling shareholders’ interests in consolidated subsidiaries	118,722	14,522	133,244

The effect of the restatement on comprehensive income (loss) is as follows:

2007
Net income attributable to Cooper Tire & Rubber Company	$119,570	$—	$119,570
Components of comprehensive income (loss), net of tax	76,875	(5,780)	71,095

Comprehensive income attributable to Cooper Tire & Rubber Company	196,445	(5,780)	190,665

Net income attributable to noncontrolling shareholders’ interests	8,760		8,760
Components of comprehensive income, net of tax	—	5,780	5,780

Comprehensive income attributable to noncontrolling shareholders’ interests	8,760	5,780	14,540

2008
Net loss attributable to Cooper Tire & Rubber Company	$(219,380)	$—	$(219,380)
Components of comprehensive loss net of tax	(244,402)	(6,611)	(251,013)

Comprehensive loss attributable to Cooper Tire & Rubber Company	(463,782)	(6,611)	(470,393)

Net loss attributable to noncontrolling shareholders’ interests	(8,057)		(8,057)
Components of comprehensive income, net of tax	—	6,611	6,611

Comprehensive loss attributable to noncontrolling shareholders’ interests	(8,057)	6,611	(1,446)

2009
Net income attributable to Cooper Tire & Rubber Company	$51,767	$—	$51,767
Components of comprehensive loss, net of tax	(5,671)	(174)	(5,845)

Comprehensive income attributable to Cooper Tire & Rubber Company	46,096	(174)	45,922

Net income attributable to noncontrolling shareholders’ interests	31,872		31,872
Components of comprehensive income, net of tax	—	174	174

Comprehensive income attributable to noncontrolling shareholders’ interests	31,872	174	32,046

United States Securities and Exchange Commission
June 16, 2010

The effect of the restatement on comprehensive income for the three and six months ended June 30, 2009 is as follows:

	As Reported	Adjustments	As Restated
2009
Three months ended June 30, 2009
Net loss attributable to Cooper Tire & Rubber Company	$(12,960)	$—	$(12,960)
Components of comprehensive income, net of tax	7,123	287	7,410

Comprehensive loss attributable to Cooper Tire & Rubber Company	(5,837)	287	(5,550)

Net income attributable to noncontrolling shareholders’ interests	6,638	—	6,638
Components of comprehensive loss, net of tax	—	(287)	(287)

Comprehensive income attributable to noncontrolling sharehoders’ interests	6,638	(287)	6,351

Total comprehensive loss	$801	$—	$801

Six months ended June 30, 2009
Net loss attributable to Cooper Tire & Rubber Company	$(34,227)	$—	$(34,227)
Components of comprehensive income (loss), net of tax	7,862	(186)	7,676

Comprehensive loss attributable to Cooper Tire & Rubber Company	(26,365)	(186)	(26,551)

Net income attributable to noncontrolling shareholders’ interests	4,618	—	4,618
Components of comprehensive income, net of tax	—	186	186

Comprehensive income attributable to noncontrolling sharehoders’ interests	4,618	186	4,804

Total comprehensive loss	$(21,747)	$—	$(21,747)

Note 1 — Significant Accounting Policies, page 39
Earnings (Loss) Per Common Share, page 41
Comment 5
Please tell us whether your restricted stock units and performance based units are participating securities. If so, please confirm to us that your computation of basic EPS includes these participating securities and revise future filings to provide the disclosures as indicated in FASB ASC 260-10-45-59A through 45-60B.
Response:
The Company’s restricted stock units and performance based units are not participating securities. These units entitle the participant to convert the units into shares of Company common stock upon vesting and in accordance with the distribution date indicated in the agreements. Restricted stock units earn dividend equivalents from the time of the award until distribution is made in common shares. Performance based units earn dividend equivalents from the time the units have been earned based upon Company performance metrics until distribution is made in common shares. Dividend equivalents are only earned subject to vesting of the underlying restricted stock units or performance based units, accordingly, such units do not represent participating securities. The Company will expand its discussion of restricted stock units and performance based units in future filings of its Annual Report on Form 10-K to include the above information regarding participating securities.

United States Securities and Exchange Commission
June 16, 2010

Warranties, page 43
Comment 6
In future filings, please provide your warranty rollforward for each period for which an income statement is presented, as required by FASB ASC 460-10-50-8(c). You indicated in your letter dated January 23, 2008 that you would provide such disclosure in future filings.
Response:
In future filings, the Company will present its warranty rollforward for each period for which an income statement is presented. This presentation inadvertently only included the rollforwards for each period for which a balance sheet was presented.
Note 16 — Restructuring, page 63
Comment 7
In future filings, to better clarify your restructuring activities, please consider providing the disclosures required by FASB ASC 420-10-50(b) in tabular form.
Response:
In future filings, the Company will consider presenting its restructuring activities in tabular form to provide clarity to the disclosure.
Note 18 — Contingent Liabilities, page 65
Cooper Chengshan Acquisition, page 66
Comment 8
Please supplementally explain to us and revise future filings to clarify how you account for your minority interest partner’s right to sell, and your obligation to purchase, the remaining 49% of Cooper Chengshan at a minimum price of $62.7 million. Identify the authoritative literature which supports your accounting.

United States Securities and Exchange Commission
June 16, 2010

Response:
The minimum put amount represents a commitment by the Company to purchase the noncontrolling shareholders’ 49% ownership interest in the currently consolidated Cooper Chengshan operation. The Company believes this minimum put amount, originally established in 2006 based upon the acquisition of 51% ownership in Cooper Chengshan by the Company, is less than the estimated current fair value of the noncontrolling interest in the affiliate based on history of earnings and increase in book equity values. As such, the put option does not give rise to a liability and as a result, no amount is recorded for this put option.
The Company also examined the put option using the guidance of ASC 480 and has concluded the put option does not meet the criterion for a free standing derivative, but may be considered an embedded derivative. Since the embedded put option does not require bifurcation under ASC 815-15 the put option is recognized as part of Noncontrolling Shareholders’ Interests.
The Company has not recorded this put option in its financial records because the noncontrolling shareholder has not taken the necessary steps to exercise its right to sell and for the Company to purchase the remaining 49% share. If this put option were exercised, the consideration paid and corresponding increase in ownership (reduction of Noncontrolling Shareholders’ Interests in Consolidated Subsidiaries) would be accounted for in accordance with the guidance of ASC 810-10-45-23. The Company disclosure did indicate it had received notice from one of the two noncontrolling shareholders that it had exercised its put option and the action was awaiting governmental approval. This transaction closed during the first quarter of 2010 resulting in a cash payment and a reduction in Noncontrolling Shareholders’ Interests in Consolidated Subsidiaries on the Company’s Consolidated Balance Sheet.
Item 9A. Controls and Procedures, page 73
(a)Evaluation of Disclosure Controls and Procedures, page 73
Comment 9
We note that your conclusion that your disclosure controls and procedures were “effective.” However, your disclosure does not provide the correct definition of “disclosure controls and procedures” as defined in Rules 13a-15(e) or 15d-15(e) of the Exchange Act. In this regard, please confirm to us that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

United States Securities and Exchange Commission
June 16, 2010

Additionally, please revise future filings to include the correct definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective or not effective without defining them.
Response:
As of December 31, 2009, the end of the period covered by its most recent Annual Report on Form 10-K, the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) of the Exchange Act, are effective to ensure that information required to be disclosed in the reports it files or submits under the Act are recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Company will revise future filings to include the complete definition of disclosure controls and procedures, or we will state that our disclosure controls and procedures are effective or not effective without providing any part of the definition of controls and procedures that is included in Exchange Act Rule 13a-15(e) and 15d-15(e).
Definitive Proxy Statement on Schedule 14A filed March 24, 2010
General
Comment 10
We note that you have not included any disclosure in response to the new Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that the disclosure is not necessary and describe the process you undertook to reach that conclusion.
Response:
We have not provided any disclosure in response to new Item 402(s) of Regulation S-K because we have determined that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the Company. We reached this conclusion by reviewing the design and operation of our compensation policies and practices, including incentive compensation arrangements for our named executive officers and for all employees. We instituted this review in connection with the preparation of our Compensation Discussion & Analysis.

United States Securities and Exchange Commission
June 16, 2010

2009 Annual Cash Incentive Awards Reflect our Financial Performance, page 30
Comment 11
Please tell us supplementally, with a view toward clarifying disclosure in future filings, how the board determines whether the target or maximum incentive will be paid. For example, is there a formula or a separate goal set for maximum incentive payout that determines this or is this in the board’s discretion to determine?
Response:
At the beginning of each plan year, the Company sets, and the Compensation Committee approves, threshold, target and maximum annual incentive award levels for corresponding threshold, target and maximum performance objectives. The award levels are set as follows:
     achievement of threshold performance = payout of 50% of the target bonus achievement of target performance = payout of 100% of the target bonus achievement of maximum performance = payout of 200% of the target bonus
The Compensation Committee determines the final annual incentive payout within this framework. For performance in between the target and maximum performance levels, straight-line interpolation is used to calculate the payout. For better than maximum performance, the incentive payout is limited to 200% of the target amount. The Compensation Committee may use negative discretion to reduce an annual incentive award, but does not use positive discretion to increase annual incentive awards.
2009 Summary Compensation Table, page 39
Comment 12
Please tell us supplementally why the grant date fair value of the stock awards reflected in the table does not reconcile with the amounts you disclose in note (4) to the table.
Response:
The stock award amounts shown in the Summary Compensation Table reflect the combined aggregate grant date fair value for two distinct grants made in 2009: one grant is for the 2009 portion (or “tranche”) of the Company’s 2007-2009 Long Term Incentive Program, and the other is for the 2009 tranche of the Company’s 2008-2010 Long Term Incentive Program. Each of these grants was in the form of performance units. The number of units earned in 2009 was disclosed in the table on page 31 of the proxy statement. However, the final value of these units cannot be determined until after the performance

United States Securities and Exchange Commission
June 16, 2010

period is completed and after the Compensation Committee has approved; at that point, an actual stock price can be determined and the final value of the performance units can be calculated.
Because the total value earned under the grants made in 2009 cannot be determined until early 2011 (when the results under the 2008-2010 Long Term Incentive Program are determined), the Company disclosed the aggregate grant date fair value of the awards in the Summary Compensation Table and disclosed the maximum payout based on grant date fair value in the footnote.
Nominating and Governance Committee, page 60
Comment 13
We note disclosure on page 61 that you have no formal policy with regard to the consideration of diversity, but that how a nominee contributes to diversity is “considered” by both the Nominating and Governance Committee and the Board. Supplementally, and with a view toward future disclosure, please elaborate on how the committee and board consider diversity in identifying nominees for director.
Response:
When considering a nominee for board membership, the Nominating and Governance Committee evaluates the entirety of the candidate’s credentials, demonstrated integrity, executive leadership, and financial, marketing or business knowledge and experience. The Committee and the Board consider diversity by identifying a nominee’s experience and background and determining how such experience and background will complement the overall makeup of the board. The Committee and the Board prefer nominees who will contribute to a board that is diverse in terms of business training, experience across a range of industries, leadership, background, and education.
The Company acknowledges that:
It is responsible for the adequacy and accuracy of the disclosures in its filings;
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
June 16, 2010

If you have additional questions regarding the Company’s responses to the Commission’s comments, please advise me in writing as soon as practicable.

Sincerely,
/s/ Bradley E. Hughes
Bradley E. Hughes
Vice President & Chief Financial Officer

cc:	Jeanne Baker, United States Securities and Exchange Commission
Pamela Long, United States Securities and Exchange Commission
Errol Sanderson, United States Securities and Exchange Commission
Dale Welcome, United States Securities and Exchange Commission